SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                           -----------
                           FORM 11-K/A

                          ANNUAL REPORT
                PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1997
                              OR
[   ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934.

       For the transition period from _________ to __________
                   Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware
Corporation Retirement Savings Plan, 14901 South Orange
Blossom Trail, Orlando, Florida  32837.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tupperware Corporation, 14901 South Orange Blossom Trail,
Orlando, Florida  32837.

                     TUPPERWARE CORPORATION

                    RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1997


       Report of Independent Certified Public Accountants


To the Participants and Administrator of the Tupperware Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Tupperware Corporation Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated June 20, 1997, we were unable to, and did not, express an opinion on the 1996 financial statements because, at the instruction of the Plan administrator, we did not perform any auditing procedures with respect to the information certified by the plan Trustee. In conjunction with our audit of the 1997 financial statements, the Plan administrator instructed us to perform, and we did perform, an audit of the 1996 statement of net assets available for plan benefits in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on the 1996 statement of net assets available for plan benefits.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Informa-tion in Note 8 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules 1 through 3 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
Orlando, Florida
June 5, 1998



       TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
            AS OF DECEMBER 31, 1996 AND 1997

                                                  1996             1997
                                               -----------     ------------
ASSETS
  Investments at fair value -
     Tupperware Corporation common stock
         (Cost $12,327,795 in 1996 and
          $13,905,732 in 1997)                 $29,981,577      $16,086,551
     Large capitalization stock
         (Cost $11,854,859 in 1996 and
               $12,459,075 in 1997)             16,575,999       19,046,502
     Small capitalization stock
         (Cost $7,767,727 in 1996 and
           $8,086,683 in 1997)                  10,332,725       10,534,209
     International stock
         (Cost $4,725,716 in 1996 and
           $5,580,629 in 1997)                   4,836,800        5,213,788
     Fixed income
         (Cost $1,266,518 in 1996 and
           $906,697 in 1997)                     1,266,518          906,697
     Short-term investments                      3,607,992        4,205,920
     Participant loans                           1,264,648        1,337,291
  Investments at contract value -
     Group annuity contracts
         (Cost $30,788,529 in 1996 and
           $29,559,814 in 1997)                 30,788,529       29,559,814
                                               -----------      -----------
               Total investments                98,654,788       86,890,772
                                               -----------      -----------
  Receivables -
     Accrued income                                543,312          334,299
     Company contributions                          11,025           11,462
     Employees' contributions                        9,829            9,895
     Employee loan payments receivable               6,161                0
                                               -----------      -----------
               Total receivables                   570,327          355,656
                                               -----------      -----------
TOTAL ASSETS                                    99,225,115       87,246,428
                                               -----------      -----------

LIABILITIES

  Accrued expenses                                  77,875          107,483
  Due to brokers for securities purchased          404,544          187,499
                                               -----------      -----------
TOTAL LIABILITIES                                  482,419          294,982
                                               -----------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $98,742,696      $86,951,446
                                               ===========      ===========


The accompanying notes are an integral part of these financial statements.

      TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS
           FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   1997
                                               ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT BEGINNING OF PERIOD                       $98,742,696
                                              -----------
ADDITIONS TO NET ASSETS

  Net Company contributions                     2,149,371
  Employees' contributions                      2,137,743
  Employees' rollovers                            126,250
  Net realized gain on sale of
     investments                                3,976,904
  Change in unrealized appreciation/
     (depreciation) in fair value
     of investments                           (14,169,594)
  Interest and dividend income                  5,040,563
                                              -----------

     TOTAL ADDITIONS                             (738,763)
                                              -----------

DEDUCTIONS FROM NET ASSETS

  Distributions to participants for
      benefit payments                         10,609,052
  Administrative expenses                         443,435
                                              -----------
  TOTAL DEDUCTIONS                             11,052,487
                                              -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AT END OF YEAR                             $86,951,446
                                              ===========


The accompanying notes are an integral part of these financial statements.



        TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
              NOTES TO THE FINANCIAL STATEMENTS
                 DECEMBER 31, 1996 AND 1997


NOTE 1 - DESCRIPTION OF THE PLAN

General

The Tupperware Corporation Retirement Savings Plan (the Plan) was established May 1, 1996 as a result of the distribution by Premark International, Inc. to its stockholders of all outstanding shares of common stock of its wholly owned
subsidiary, Tupperware Corporation (the Company).   The
Company assumed sponsorship of the Plan on May 1, 1996. The Plan is a defined contribution plan covering eligible employees of Tupperware U.S., Inc., Dart Industries Inc., Premier Products, Inc., Premier Manufacturing, Inc., Tupperware Services, Inc., Tupperware Home Parties Corporation and the Company. As of May 1, 1996, the Premark International, Inc. Retirement Savings Plan (the Premark
Plan) participants employed by the Company were separated from the Premark Plan and the assets associated with those participants were transferred from the Premark Plan and the Premark International, Inc. Master Defined Contribution Trust (the Premark Trust) to the Plan.

The investment assets of the Plan are held in the Tupperware
Corporation Defined Contribution Trust (the Trust) by Bankers
Trust Company (the Trustee).

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Directors Committee of the Board of Directors of the Company.

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours during a year, may participate in the Plan on the first day of the month coincident with or following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year may participate in the Plan on the first day of the month coincident with or following the 12 month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during the time period. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions

A participant may elect to contribute from 1% to 16% of their compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code (the Code). The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, up to four times per year.

All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferred arrangement subject to the limitations of the Code. Company contributions to the Plan are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation and an amount equal to 3% of eligible compensation up to the Social Security Wage Base (the SSWB) of $65,400 for 1997, and 6% of eligible compensation above the SSWB.

Investment Elections

Participants elect to invest their contributions and the basic Company contribution in 1% increments in five core investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, international equities and Company stock. Effective
January 1, 1997, all Company matching contributions are invested in the Company Stock Fund. After attaining age 50, 55 and 62, a participant may elect to reduce the percentage of Company matching contributions invested in the Company Stock Fund by 25%, 50% and 100%, respectively.

Participants may direct their contributions and the basic Company contribution to four predetermined "investment mixes" which allocate a portion of each investment dollar to the four funds other than the Company Stock Fund, and reflect the assumption of varying risk and expected return characteristics. Alternatively, participants may create their own "investment mix" and direct these contributions to the four funds accepting participant contributions in any desired proportion.

Listed below is a description of the investment funds:

  Company Stock Fund: This fund consists of shares of the Company's common stock and an amount of cash sufficient to meet liquidity requirements.

  Large Capitalization Stock Fund: This fund consists primarily of a Standard & Poor's 500 Stock Index Fund invested in stocks of companies with large capitalization traded on the New York Stock Exchange or in an investment vehicle that makes similar investments. This fund is managed by the Trustee.

  Small Capitalization Stock Fund: This fund consists primarily of stocks or securities issued by entities with small capitalization traded mainly in markets within the United States. This fund alternative is currently invested in funds managed by two investment fund managers.

  International Stock Fund: This fund consists primarily of stocks or securities issued by entities outside the United
  States. This fund alternative is currently invested in funds managed by two investment fund managers.

  Fixed Income Fund: This fund consists primarily of a bank interest contract with the Trustee, book value wrapper contracts with Miller, Anderson & Sherrerd and Standish,
  Ayer & Wood and a guaranteed investment contract with Security Life of Denver Insurance Company of America. In
  1997, contract interest rates varied from 3.87% to 8.09%.


The predetermined investment mixes' targeted investment allocation established by MCEB is as follows:

                              Mix A    Mix B    Mix C    Mix D
                              -----    -----    -----    -----
  Large Capitalization
    Stock Fund                  8%      21%      31%      48%
  Small Capitalization
    Stock Fund                  7       12       20       20
  International
    Stock Fund                  5        7        9       12
  Fixed Income Fund            80       60       40       20
                              ---      ---      ---      ---
     Total                    100%     100%     100%     100%
                              ===      ===      ===      ===


Participants may reallocate their investments among the available funds up to 12 times per year. Participants may elect to change investment direction in the Company Stock Fund with respect to future contributions, as well as to transfer all or a portion of current account balances in increments of 1%. Separate current and future investment elections with respect to employee and Company contributions are not permitted.

None of the investment funds guarantee a return to the participant. The Fixed Income Fund's rate of return is the weighted average of the rates of return guaranteed by the various investment contracts plus the return on other fixed income securities held in the fund. With respect to traditional guaranteed investment contracts, such guarantees are backed by the underlying assets of the insurance companies and with respect to the other contracts, the underlying investments are held in the name of the Trust. Dividend and interest income received on investments made by the investment funds are reinvested in the same funds.

The Deferred Annuity Option is available to eligible participants who were in the Premark Plan prior to January 1, 1991 and invested in the Deferred Annuity Fund before that date. These annuities have been purchased from John Hancock Financial Services and are held by the Plan until the participant retires. Income earned on annuity contracts is reinvested in the contracts. No funds were invested in this option at December 31, 1996 or December 31, 1997.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

                         Years of            Vested
                         Service           Percentage
                    -----------------      ----------
                    Less than 1                  0%
                    1 but less than 2           20%
                    2 but less than 3           40%
                    3 but less than 4           60%
                    4 but less than 5           80%
                    5 or more                  100%

Participants who are age 65 or over, die, or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash or an annuity under the terms of an annuity contract. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Alternatively, participants may elect to defer the distribution of their account balance until December 31 of the calendar year in which they reach age 70 1/2. Such deferred benefits remain in the Trust accruing their share of investment income.

Participant Loans

Participants may borrow from their Plan account balances for terms of one month to five years. Participant loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time the loan is made and bear interest at a rate of prime plus one percentage point at the time the loan is made. Outstanding participant loans are considered investments of the Trust. Interest paid is credited to the borrowing participant's account. Repayments of principal and interest are allocated to investments using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service (I.R.S.). The
Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. Forfeitures applied to reduce Company contribu-tions during the period ended December 31, 1997 were $107,139.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs are absorbed by the Company.

Asset Valuation

The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Investments traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Investments for which quotations are not readily available are stated at estimated fair values as determined by the Trustee. Participant loans are stated at contract value which approximates fair value. Guaranteed investment contracts, bank investment contracts and similar investments are valued at contract value.

Security Transactions and Investment Income

Purchases and sales of investments by the Trust are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.
Actual results could differ from those estimates.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with the AICPA Audit and Accounting Guide - "Audits of Employee Benefit Plans." Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end, requested a distribution which was approved, but not yet paid at period end.

The amounts to be paid to participants who have withdrawn prior to or on December 31, 1996 and December 31, 1997 were:

                                           1996         1997
                                        --------      ---------
  Company Stock Fund                    $  8,080      $   4,048
  Large Capitalization Stock Fund          7,790        180,112
  Small Capitalization Stock Fund          4,595         32,975
  International Stock Fund                 1,947         31,380
  Fixed Income Fund                      112,439        442,425
                                        --------       --------
     Total                              $134,851       $690,940
                                        ========       ========

NOTE 3 - TERMINATION OF THE PLAN

It is the intent of the Company that the Plan continue into the future; however, MCEB reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.


NOTE 4 - TAX STATUS

The Plan has obtained a favorable determination letter dated, June 1, 1998, on the tax status of the Plan from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


NOTE 5 - INVESTMENTS

Assets and investment earnings of the Trust are held in investment accounts which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Net investment income/(loss) included in the Plan's statement of changes in net assets available for plan benefits represents the Plan's net realized gain/(loss) on sale of investments, change in unrealized appreciation/(depreciation) in the fair value of investments, interest income, dividend income, and administrative expenses for the year. The net investment income/(loss) is allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's total assets available for Plan benefits at December 31,1996 and 1997 are as follows:

  Description                           Current Value    Current Value
                                            1996             1997
  -----------                           -------------    -------------
  Tupperware Corporation
     Common Stock                       $29,981,577      $16,086,551
  Bankers Trust Company,
     Institutional Equity 500 Fund       16,575,999       19,046,502
  Miller, Anderson & Sherrerd
     Group Annuity, 8.085%               13,490,281       14,815,627
  Standish, Ayer & Wood
     Group Annuity, 7.606%               13,459,373       14,744,187
  Dimensional Fund Advisors, Inc.
     US Small Cap Portfolio II Fund       5,192,525        5,131,707
  Pilgrim Baxter & Assoc.,
     PBGH Growth Fund                     5,140,200        5,402,502
  Other                                  14,814,833       11,663,696
                                        -----------      -----------
  TOTAL ASSETS HELD FOR INVESTMENT      $98,654,788      $86,890,772
                                        ===========      ===========

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investments managed by Bankers Trust. Bankers Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for investment management services for the period ended
December 31, 1997.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits included in the financial statements to net assets available for plan benefits included in the Form 5500:

                                                 1996              1997
                                              -----------       -----------

  Net assets available for plan benefits
       per the financial statements           $98,742,696       $86,951,446
  Less: participant distributions payable         134,851           690,940
                                              -----------       -----------
  Net assets available for plan benefits
       per Form 5500                          $98,607,845       $86,260,506
                                              ===========       ===========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                 1997
                                              -----------
  Benefits paid to participants per
       the financial statements               $10,609,052
  Add: distributions allocated to
       withdrawing participants                   690,940
                                              -----------
  Distributions to participants per
       Form 5500                              $11,299,992
                                              ===========

Benefits payable to withdrawing participants are recorded on Form 5500 for benefit claims that have been approved for payment prior to December 31 but have not yet been paid as of that date.

NOTE 8


         TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION AS OF DECEMBER 31, 1996

                                       Large           Small
                          Company  Capitalization  Capitalization  International    Fixed
                           Stock       Stock           Stock            Stock       Income       Loan        Clearing
                           Fund        Fund            Fund             Fund        Fund         Fund        Account      Total
                       ----------- --------------  --------------  -------------  -----------  ----------  -----------  ----------
ASSETS

Investments -

Tupperware Corporation
 Common Stock (Cost
 $12,327,795)          $29,981,577  $         0     $         0    $        0     $         0  $        0   $       0  $29,981,577

Marketable securities
 (Cost $25,614,820)                  16,575,999      10,332,725     4,836,800       1,266,518                           33,012,042

Group annuity
 contracts (Cost
 $30,788,529)                                                                      30,788,529                           30,788,529

Short-term investments   1,226,382                                                  2,296,812                  84,798    3,607,992

Participant loans                                                                               1,264,648                1,264,648

                        ----------  -----------     -----------    ----------     -----------  ----------   ---------  -----------
Total investments       31,207,959   16,575,999      10,332,725     4,836,800      34,351,859   1,264,648      84,798   98,654,788

Receivables-

Dividend and
 interest income           127,426          160         140,942        68,707         205,727                     350      543,312
Company contributions        4,820          635             576           356           4,638                               11,025
Employees' contributions                  1,193           1,097           535           7,004                                9,829
Employee loan payments
 receivable                                 776             774           288           4,323                                6,161
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------
TOTAL ASSETS            31,340,205   16,578,763      10,476,114     4,906,686      34,573,551   1,264,648      85,148   99,225,115
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------


LIABILITIES

Transfers from
 clearing account           10,983        3,064           2,524         1,296          16,804                 (34,671)           0
Securities purchased                                    140,782        68,655         195,107                              404,544
Accrued expenses                                                                                               77,875       77,875
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------
TOTAL LIABILITIES           10,983        3,064         143,306        69,951         211,911           0      43,204      482,419
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS     $31,329,222  $16,575,699     $10,332,808    $4,836,735     $34,361,640  $1,264,648  $   41,944  $98,742,696
                       ===========  ===========     ===========    ==========     ===========  ==========  ==========  ===========

         TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION AS OF DECEMBER 31, 1997

                                       Large           Small
                          Company  Capitalization  Capitalization  International    Fixed
                           Stock       Stock           Stock            Stock       Income       Loan        Clearing
                           Fund        Fund            Fund             Fund        Fund         Fund        Account      Total
                       ----------- --------------  --------------  -------------  -----------  ----------  -----------  ----------
ASSETS

Investments -

Tupperware Corporation
 Common Stock (Cost
 $13,905,732)          $16,086,551  $         0     $         0    $        0     $         0  $        0   $       0  $16,086,551

Marketable securities
 (Cost $27,033,084)                  19,046,502      10,534,209     5,213,788         906,697                           35,701,196

Group annuity
 contracts (Cost
 $29,559,814)                                                                      29,559,814                           29,559,814
Short-term investments     912,949                                          9       3,157,099                 135,863    4,205,920

Participant loans                                                                               1,337,291                1,337,291
                        ----------  -----------     -----------    ----------     -----------  ----------   ---------  -----------
Total investments       16,999,500   19,046,502      10,534,209     5,213,797      33,623,610   1,337,291     135,863   86,890,772


Receivables-

Dividend and interest
 income                    130,992                                                    202,532                     775      334,299
Company contributions        6,812          141              42            21             369                   4,077       11,462
Employees' contributions       379        1,138             741           499           7,138                                9,895
Employee loan payments
 receivable                              (2,388)         (1,917)         (935)        (14,960)     20,200                        0
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------
TOTAL ASSETS            17,137,683   19,045,393      10,533,075     5,213,382      33,818,689   1,357,491     140,715   87,246,428
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------

LIABILITIES

Transfers from
 clearing account           18,525        1,032          41,165         1,328         (62,050)                                   0
Securities purchased                                                                  187,499                              187,499
Accrued expenses             7,436        4,697           3,412         1,786          20,816                  69,336      107,483
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------
TOTAL LIABILITIES           25,961        5,729          44,577         3,114         146,265           0      69,336      294,982
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS     $17,111,722  $19,039,664     $10,488,498    $5,210,268     $33,672,424  $1,357,491  $   71,379  $86,951,446
                       ===========  ===========     ===========    ==========     ===========  ==========  ==========  ===========

Note 8 - Continued
         TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
            FOR PLAN BENEFITS WITH FUND INFORMATION
         FOR PERIOD JANUARY 1, 1997 TO DECEMBER 31, 1997

                                       Large           Small
                          Company  Capitalization  Capitalization  International    Fixed
                           Stock       Stock           Stock            Stock       Income       Loan        Clearing
                           Fund        Fund            Fund             Fund        Fund         Fund        Account      Total
                       ----------- --------------  --------------  -------------  -----------  ----------  -----------  ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 BEGINNING OF YEAR     $31,329,222  $16,575,699     $10,332,808    $4,836,735     $34,361,640  $1,264,648  $   41,944  $98,742,696

ADDITIONS TO NET ASSETS

 Employees'
   contributions            66,434      722,818         414,326       217,517         706,752                   9,896    2,137,743
 Employees' rollovers                    47,216          22,396        13,054          43,584                              126,250
 Net Company
   contributions         1,367,589      223,938         135,984        69,405         338,608                  13,847    2,149,371
 Participant loan
   repayments               17,768      203,535         103,705        55,899         284,815     673,972  (1,339,694)           0
 Dividend and
   interest income         572,698    1,106,356         234,799       470,494       2,542,378     105,228       8,610    5,040,563
 Realized gain             461,604    2,158,706       1,184,436       172,158                                            3,976,904
 Change in unrealized
   appreciation/
   (depreciation)
   in fair value of
   investments         (15,315,178)   1,866,286        (117,471)     (477,925)       (125,306)                         (14,169,594)
 Interfund transfers       503,829                                    424,828       1,440,454              (2,369,111)           0
                       -----------  -----------       ---------     ---------      ----------   ---------   --------  -----------
TOTAL ADDITIONS        (12,325,256)   6,328,855       1,978,175       945,430       5,231,285     779,200  (3,676,452)    (738,763)
                       -----------  -----------       ---------     ---------      ----------   ---------   ---------  -----------

DEDUCTIONS FROM
  NET ASSETS

Distributions to
  participants for
  benefit payments       1,757,246    1,822,011         977,797       475,433       5,414,166                 162,399   10,609,052
Administrative expenses    121,513       92,481          54,104        26,654         182,301                 (33,618)     443,435
Participant loans           13,485      241,080         132,119        68,481         324,034     686,357  (1,465,556)           0
Interfund transfers                   1,709,318         658,465         1,329                              (2,369,112)           0
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------
TOTAL DEDUCTIONS         1,892,244    3,864,890       1,822,485       571,897       5,920,501     686,357  (3,705,887)  11,052,487
                        ----------  -----------     -----------    ----------     -----------  ----------  ----------  -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
  AT END OF YEAR       $17,111,722  $19,039,664     $10,488,498    $5,210,268     $33,672,424  $1,357,491   $  71,379  $86,951,446
                       ===========  ===========     ===========    ==========     ===========  ==========   =========  ===========

Schedule I

        TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
              LINE 27a - SCHEDULE OF INVESTMENTS
                        DECEMBER 31, 1997

                                Par Value or                   Current or
                                 Number of                     Estimated
Description                       Shares           Cost          Value
----------------------------    ------------    ----------     ----------

INTEREST INCOME CONTRACTS

Miller, Anderson & Sherrerd
 Group Annuity 8.085%          $14,815,627     $14,815,627     $14,815,627

Standish, Ayer & Wood Group
 Annuity 7.606%                 14,744,187      14,744,187      14,744,187

Security Life of Denver
 Contract #FV0108B, 3.87%,
 7/20/99                           906,697         906,697         906,697
                                                ----------      ----------
   TOTAL INTEREST
   INCOME CONTRACTS                             30,466,511      30,466,511
                                                ----------      ----------

COLLECTIVE/COMMON TRUST

Bankers Trust Company Pyramid
 Directed Cash                   4,205,920       4,205,920       4,205,920
                                                ----------      ----------
REGISTERED INVESTMENT COMPANIES

Bankers Trust Company
 Institutional Equity 500          151,608      12,459,075      19,046,502

Dimensional Fund Advisors, Inc.
 US Small Cap Portfolio II         243,555       3,991,969       5,131,707

Pilgrim Baxter & Assoc.,
 PBHG Growth Fund                  212,781       4,094,714       5,402,502

Morgan Stanley Asset Mgmt., Inc.
 Institutional Fund
 International Equity, Class A     153,403       2,647,016       2,632,394

UAM
 International Equity Fund         242,840       2,933,613       2,581,394
                                                ----------      ----------

   TOTAL REGISTERED
   INVESTMENT COMPANIES                         26,126,387      34,794,499
                                                ----------      ----------
Tupperware Corporation,
 Common Stock, $0.01 par           577,096      13,905,732      16,086,551

Retirement Savings Plan
 Participant Loan Fund
 Interest Rate Range: 7%-10%;
 Terms from 1 Month
 to 5 Years                     $1,337,291       1,337,291       1,337,291
                                                ----------      ----------

        TOTAL INVESTMENTS                      $76,041,841     $86,890,772
                                               ===========     ===========

Schedule II

          TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
    LINE 27a - SCHEDULE OF SECURITIES ACQUIRED AND DISPOSED OF
              DURING THE YEAR ENDED DECEMBER 31, 1997

                                         Number of
                                         Shares or       Purchase         Sales
                                         Par Value         Cost          Proceeds
                                        ------------    ----------      ----------

John Hancock Group Annuity Contract        101,010       $ 101,010
 #8503, 6.05%, 10/01/97                  2,813,722                      $2,813,722

Security Life of Denver Contract            48,928          48,928
 #FV0108B, 3.87%, 7/20/99                  443,984                         443,984

Principal Financial Group
 Annuity Contract                           43,507          43,507
 #4-23177, 6.42%, 10/01/97               1,145,280                       1,145,280

Miller, Anderson & Sherrerd Annuity      2,432,664       2,432,664
 8.085%                                  1,107,318                       1,107,318

Standish, Ayers & Woods                  2,392,132       2,392,132
 7.606%                                  1,107,318                       1,107,318

Participant Loans                          792,717         792,717
Various rates and durations                726,236                         726,236


Schedule III

          TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
        LINE 27d - SCHEDULE OF THE REPORTABLE TRANSACTIONS
              DURING THE YEAR ENDED DECEMBER 31, 1997

                  Cummulative Transactions by Issue
                     Exceeding 5% of Net Assets
                                      Purchases                              Sales
                                ------------------------  -----------------------------------------------------
                                 Number of                 Number of                               Gain/(Loss)
                                Transactions    Amount    Transactions     Cost         Amount      on Sale
                                ------------  ----------  ------------   ----------   ----------  -------------

Bankers Trust Company
 Bankers Trust Pyramid
 Directed Cash Account               282      $30,540,370       313      $29,931,607  $29,931,607   $        0

Bankers Trust Company
 Bankers Trust Institutional
 Equity 500 Fund                     133        4,835,734        91        4,231,518    6,390,224    2,158,706


                        SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 26, 1998


                TUPPERWARE CORPORATION
                RETIREMENT SAVINGS PLAN



                By: Thomas M. Roehlk,
                Chairman of the Management Committee
                 for Employee Benefits

                     EXHIBIT INDEX

Exhibit No.

23 Consent of Independent Certified Public Accountants to the incorporation of their report by reference into the prospectuses contained in specified registration statements on Form S-8.